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                          June 12, 2023

       Gary Jacob, Ph.D.
       Chief Executive Officer and Director
       OKYO Pharma Ltd
       420 Lexington Avenue, Suite 1405
       New York, NY 10170

                                                        Re: OKYO Pharma Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed June 8, 2023
                                                            File No. 333-272516

       Dear Gary Jacob:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Fessler, Esq.